EXHIBIT 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income Before Income Taxes, Extraordinary Items
and Cumulative Effect of Accounting Changes*	$4,344	$5,502	$6,623	$7,751	$8,685	$9,984	$11,923
Add: Interest Expense	1,051	705	1,023	1,242	1,382	1,599	1,592
Dividends on Preferred Securities	26	17	24	22	24	57	118
1/3 Rental Expense	116	110	160	140	195	266	252

Adjusted Earnings	$5,537	$6,334	$7,830	$9,155	$10,286	$11,906	$13,885

Total Interest Charges	$1,075	$729	$1,054	$1,279	$1,440	$1,718	$1,693
Dividends on Preferred Securities	26	17	24	22	24	57	118
1/3 Rental Expense	116	110	160	140	195	266	252

Adjusted Fixed Charges	$1,217	$856	$1,238	$1,441	$1,659	$2,041	$2,063

Ratio of Earnings to Fixed Charges	4.55	7.40	6.32	6.35	6.20	5.83	6.73

*All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.